                       FIRST STERLING BANKS, INC.

                              May 27, 1999



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filings Desk


Ladies and Gentlemen:

     Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, First Sterling Banks, Inc. ("FSLB") hereby requests the withdrawal of the following registration statements filed by Georgia Bancshares, Inc. ("GABS") on Form S-8:



     Registration No.              Date                      Number of Shares
     ----------------              ----                      ----------------
     333-09827                     August 8, 1996            40,000 shares
     333-09829                     August 8, 1996            40,000 shares



     On April 23, 1999, GABS was merged with and into First Sterling Banks, Inc. and FSLB assumed the stock options granted under the stock option plans of GABS previously registered by GABS pursuant to the above listed Registration Statements. FSLB anticipates filing registration statements on Form S-8 with respect to the options assumed by FSLB in connection with FSLB's merger with GABS. Accordingly, FSLB requests that the above listed Registration Statements on Form S-8 be withdrawn and terminated.


                                  FIRST STERLING BANKS, INC.



                                  By:  /s/ Edward C. Milligan
                                      -------------------------------------
                                      Edward C. Milligan
                                      President and Chief Executive Officer